July 6, 2006

Via Courier and EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Russell Mancuso
                   Mr. Eduardo Aleman

Re: Scientific Technologies Incorporated
Preliminary Proxy on Schedule 14A filed May 22, 2006
File No. 000-12254

Dear Mr. Mancuso and Mr. Aleman:

On behalf of Scientific Technologies Incorporated (the "Company"), we respectfully submit this letter in response to comments from the Staff of the Securities and Exchange Commission (the "Commission") received by letter dated June 14, 2006, relating to the above-referenced Preliminary Proxy Statement. The Company is concurrently filing via EDGAR Amendment No. 1 to the Preliminary Proxy Statement ("Amendment No. 1").

For the convenience of the Staff, we are enclosing herewith (i) marked copies of Amendment No. 1 and (ii) marked copies of Annex B attached to Amendment No. 1. In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response thereto. With this letter, we have enclosed as Exhibit A a statement from the Company which sets forth the written acknowledgements requested in the Staff's June 14, 2006 letter.

Schedule 14A
  Please complete the blanks, including the blanks regarding the amount of consideration to be received.

  In response to the Staff's comment, the Company has provided additional disclosure in the proxy statement based upon the best available information as of the date of the filing of Amendment No. 1. Specifically, with regard to disclosure of the amount of consideration to be received by shareholders in the merger, the Company has provided an estimate of the per share merger consideration. Pursuant to the merger agreement, the actual aggregate amount of consideration to be paid will not be known until the "Adjustment Date" is determined, which date is dependent upon the expected mailing date of the definitive proxy statement. Further, the actual number of shares which will be entitled to receive merger consideration will not be known until immediately prior to the closing of the merger as such number is dependent upon the number of shares purchased in the final offering period of the Company's Employee Stock Purchase Plan and the number of stock options exercised prior to the closing.

  Please provide us your analysis of whether Rule 13e-3 is applicable to your transaction. Address in your analysis:
    the terms of the employment and consulting agreements between the acquirer and your affiliates, including whether affiliates will receive or are eligible for any direct or indirect equity interests; and
    the relationship between the sale to Omron and the sale of the Automation Products Group to your affiliates, including the relative size of the transactions and groups to be sold, whether the transactions are conditioned on each other, and how the board's evaluation of one transaction affected its evaluation of the other.

  Cite with specificity all authority on which you rely.

  The Company respectfully submits that Rule 13e-3 is not applicable to the transactions described in the proxy statement because such transactions do not constitute a Rule 13e-3 transaction as defined by the text of the Rule and the Staff's interpretations of the Rule.

  Rule 13e-3(a)(3) provides that a "Rule 13e-3 transaction" is any transaction or series of transactions involving one or more of the following transactions:

  (A) A purchase of any equity security by the issuer of such security or by an affiliate of such issuer;

  (B) A tender offer for or request or invitation for tenders of any equity security made by the issuer of such class of securities or by an affiliate of such issuer; or

  (C) A solicitation subject to Regulation 14A of any proxy, consent or authorization of, or a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with: a merger, consolidation, reclassification, recapitalization, reorganization or similar corporate transaction of an issuer or between an issuer (or its subsidiaries) and its affiliate; a sale of substantially all the assets of an issuer to its affiliate or group of affiliates; or a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.

  With regard to the first type of transaction described in Rule 13e-3, the merger and related transactions do not constitute the purchase of any equity security of STIZ by STIZ or an affiliate of STIZ. By way of the merger and related transactions, Omron will acquire 100% of the outstanding common stock of STIZ. Omron is not, however, an affiliate of STIZ.

  Prior to the merger and related transactions, Omron and STIZ have no affiliation other than a commercial relationship whereby STIZ derives an immaterial amount of sales revenue from Omron. Moreover, although certain members of the STIZ management team prior to the merger will continue to manage certain aspects of the Company after the merger, such individuals will not have control over the surviving company as such control will pass to Omron. As reflected by the Staff in SEC, Division of Corporation Finance, Manual of Publicly-Available Telephone Interpretations, July 1997, Question P. 3., the mere continuity of management is not the only factor to consider when making the determination of whether an affiliation exists. Specifically, Release No. 34-16075 (August 2, 1979) provides that where continuity of management may exist, other factors should be considered, including (i) increases in consideration to be received by management, (ii) alterations in management's executive agreements favorable to such management, (iii) equity participation of management, and (iv) the representation of management on the board of directors. The Release further states that a person will not be presumed to be an affiliate of an acquirer merely because he agrees to enter into a "reasonable and customary" employment agreement or because he agrees to be appointed as an officer or director of an acquirer.

  As disclosed on page 33 of Amendment No. 1, three current STIZ executives have agreed on employment terms with Omron contingent on the consummation of the merger. Considering these terms in light of the above and other factors: (a) none of these three executives will receive any direct or indirect equity interest in Omron or its affiliates, (b) all of these executives will receive decreases from their current compensation levels; (c) all three executives will receive positions on the board of directors of the surviving company, as a subsidiary of Omron, however, there will be four other directors on the board such that the current STIZ executives will not have control of the board and the current STIZ executives may be removed from the surviving company board by Omron at any time after the merger; (d) none of the executives will have management or board of directors positions within the larger Omron organization; (e) Omron intends to appoint one of its current executives to the position of chief executive officer and chairman of the board of the surviving company; and (f) the employment agreements to be entered into by the three executives and Omron contemplate a term of approximately 20 months. Accordingly, we respectfully submit that Omron is not an affiliate of STIZ.

  With regard to the second type of transaction described in Rule 13e-3(a)(3)(i), the merger and related transactions are not structured as a tender offer or request for tenders, but rather as an asset sale, private stock purchase and merger. For a detailed description of the merger and related transactions, please see page 36 of Amendment No. 1. Accordingly, 13e-3(a)(3)(i)(B) does not apply.

  With regard to the third type of transaction described in Rule 13e-3(a)(3)(i), the filing of the proxy statement and the solicitation of the proxies of STIZ shareholders by the Company do not bring the transactions within the definition of a Rule 13e-3 transaction. In response to a question about whether the merger of an issuer with a non-affiliate is encompassed by Rule 13e-3(a)(3)(i)(C), the Staff has interpreted Rule 13e-3 in Question 1 to Release No. 34-17720 (April 13, 1981) as not "intended to apply to a merger, consolidation or similar multi-party reorganization transaction of an issuer only if an affiliate of the issuer is also a party to the transaction, and transactions between the issuer and a non-affiliate are ordinarily the product of arm's-length negotiations and therefore do not involve the potential for abuse and overreaching associated with the types of transactions intended to be covered by the Rule." As described in the "Background of the Merger" beginning on page 19 of Amendment No. 1, the merger and related transactions are the product of arm's-length negotiations and therefore are not subject to Rule 13e-3(a)(3)(i)(C).

  In response to the Staff's specific inquiries about the relationship between the sale of the Safety Products Group business ("SPG") to Omron and the sale of the Automation Products Group business ("APG") to affiliates of STIZ, a discussion has been added to Amendment No. 1 on page 18. As described in the "Background of the Merger" beginning on page 19 of Amendment No. 1, the offer by Omron which was superior to all other offers received by STIZ contemplated the acquisition of SPG only, and the closing of the merger with Omron is conditioned on STIZ disposing of APG (although this condition does not require that the sale of APG be to any particular party). Based on the estimated consideration to be received by STIZ shareholders in the merger, the value of SPG is approximately $94 million. Based on the price offered by the Lazzara family and the discussions with other interested parties as set forth in the "Background of the Merger" beginning on page 19 of Amendment No. 1, the value of APG is estimated to be no greater than $6 million. Given the attractiveness of the Omron valuation, the STIZ board of directors determined that acceptance of the Omron offer, including the APG disposal condition, was in the best interests of STIZ and its shareholders. As described in detail on pages 19 through 22 of Amendment No. 1, the Company used its best efforts to maximize the value to be obtained in both the sale of SPG and the sale of APG. For purposes of the Rule 13e-3 analysis, however, the sale of APG, which represents approximately 5% of the value of the Company, to an entity owned by affiliates of STIZ does not cause the merger and related transactions to become subject to Rule 13e-3.

  In conclusion, the Company respectfully submits that the merger and related transactions do not constitute a Rule 13e-3 transaction.
  Please tell us why you have not included financial information in this document. See item H.6 of the July 2000 supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations.

  We respectfully advise the Staff that financial information has not been provided in the proxy statement in reliance on the instructions to Item 14 of Schedule 14A.

  Instruction 2(a) provides that in transactions where the consideration offered to security holders consists wholly of cash, the information about the acquiring company required by paragraph (c)(2) of Item 14 need not be provided unless the information is material to an informed voting decision. In the merger of the Company with Omron, the consideration offered to STIZ shareholders consists wholly of cash and the financing of such consideration is assured. Omron has represented in the merger agreement that it "has, and will have available to it upon the consummation of the merger, sufficient capital resources to pay the merger consideration."

  Instruction 2(b) to Item 14 provides that in transactions in which only the security holders of the target are voting, the information regarding the parties required by paragraphs (b)(8) - (11) and the information regarding the target required by paragraph (c)(2) of Item 14 need not be provided. Only the shareholders of the Company are voting on the merger with Omron, accordingly, the information required by paragraphs (b)(8) - (11) and (c)(2) of Item 14 need not be provided. In addition, please see the Company's response to Staff Comment #2 which explains why the merger and related transactions do not comprise a "going-private transaction."

  The Company respectfully submits that item H.6 of the July 2000 supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, which states that financial information should be provided with proxy materials soliciting votes with respect to the sale or other transfer of all or any substantial part of assets pursuant to Item 14(a)(4) of Schedule 14A is not applicable to the Company's proxy statement. First, in the proxy statement, the Company is soliciting the vote of its shareholders on a proposal to adopt and approve the merger agreement by and among the Company, Omron and the Company's parent company and to approve the merger of the Company with its parent company which will, at the time of the merger, be a wholly- owned subsidiary of Omron. Therefore, Item 14(a)(1) and Instructions 2(a) and 2(b) discussed above apply as to the financial information requirements. Second, the sale of the Company's Automation Products Group business ("APG") immediately prior to the consummation of the merger is not the "sale or other transfer of all or any substantial part of assets" pursuant to Item 14(a)(4) or the disposition of a significant business as discussed in item H.6. (Please note that on page 18 of Amendment No. 1, the Company has provided an analysis of the size and scope of APG.) Accordingly, the Company does not believe that financial information related to APG is required to be set forth in the proxy statement.

  Questions and Answers About the Special Meeting and the Merger, page 3

  Does the STIZ board of directors recommend voting in favor?
  From your existing disclosure, it is unclear which directors were not present at the meeting to consider and vote on the matters. Please revise to clarify.

  In response to the Staff's comment, we have revised the disclosure in the letter to shareholders, notice to shareholders, and on relevant pages of the proxy statement to clarify that all directors of the Company were present at the meeting held to consider and vote on the merger agreement and the merger. The disclosure is now clear that the approval of such matters by the Company's board of directors was unanimous.

  Am I entitled to dissenters' rights?, page 3

  We note your disclosure that shareholders will not be entitled to dissenters' rights under either Oregon or California law. Section 5.1 of the merger agreement (Annex A), however, seems to indicate that dissenters' rights will be available. Please clarify.

  We respectfully advise the Staff that the disclosure in the proxy statement is correct in that the shareholders are not entitled to dissenters' rights under either Oregon or California law. Section 5.1 of the merger agreement was not intended to be conclusory, but rather was intended to ensure that, to the extent it was determined subsequent to the execution of the merger agreement that dissenters' rights were applicable, that the parties would be contractually obligated to include the appropriate notice(s) in the proxy statement.

  Transactions Related to the Merger, page 7

  Please clarify who will receive the consideration that Scientific Technologies Incorporated receives for its Automation Products Group.

  In response to the Staff's comment, the proxy statement has been revised on page 36 to clarify that, pursuant to the terms of the merger agreement, the merger consideration to be received by all STIZ shareholders at closing will include all cash received (or to be received, in the event that APG is acquired in exchange for a note) by the Company in consideration for the sale of its Automation Products Group business.

  Opinion of STIZ's Financial Advisor, page 8

  We note that The Spartan Group rendered a separate fairness opinion to the special committee formed to oversee and manage the sale of the Automation Products Group. Please revise your disclosure to provide all information required by Schedule 14A item 14(b)(6) regarding that separate opinion.

  The Company respectfully submits that the fairness opinion rendered by The Spartan Group to the APG Strategy Committee relating to the sale of the Automation Products Group business did not materially relate to the merger and therefore need not be furnished in the proxy statement pursuant to Item 14(b)(6) of Schedule 14A. Please refer to the analysis of the Automation Products Group business provided by the Company on page 18 of Amendment No. 1.

  Fees and expenses, page 11

  Please clarify how the fees and expenses that will reduce the merger consideration will affect the amount paid to unaffiliated shareholders.

  In response to the Staff's comment, the proxy statement has been revised on page 11 to state that, to the extent transaction fees and expenses reduce the merger consideration, all shareholders of STIZ will be affected on a pro rata basis.

  The Merger, page 20

  We note that you received four revised indications of interest from January through February 2006, and subsequently engaged in a series of negotiations after which, on March 2, you granted Omron the right to exclusive negotiations to purchase your SPG. Please revise to disclose in greater detail the material terms of the negotiations, and the key terms of any other indications of interest you received. Explain why you chose to pursue further negotiations with Omron and why all other indications of interest were not pursued.

  In response to the Staff's comment, the discussion of the background of the merger has been revised on page 20 to provide greater detail of the material terms of the negotiations with the potential acquirers and to identify the key terms which differentiated the indications of interest, and why Omron was chosen for exclusive negotiations.

  Identify the group who will acquire your Automation Products Group business. Briefly describe the group's business.

  In response to the Staff's comment, a description of Automation Products Group, LLC has been added to page 22 of Amendment No. 1.

  Please revise to describe your criteria for determining the independence of the members serving on the APG Strategy Committee.

  In response to the Staff's comment, we have added to the proxy statement on page 20 a discussion of the purpose for formation of the APG Strategy Committee and the criteria for determining the independence of its members.

  We note your disclosure that in January 2006 you received five written indications of interest, three of which, presumably, included your APG business. Revise to explain why some of the indications of interest, including Omron's, were revised to include only SPG after receiving management presentations. Describe any negotiations relating to the APG business.

  In response to the Staff's comment, the discussion of the background of the merger has been revised on page 20 to explain why the indications of interest were revised to exclude APG.

  Please update your disclosure to address whether the party who as of May 19 remained interested in acquiring APG, continues to indicate an interest. Disclose any offers you have received from this party. Revise to disclose the date until which the APG Strategy Committee is able to consider superior offers for APG.

  In response to the Staff's comment, the discussion on page 22 of Amendment No. 1 has been updated to provide the most current information regarding indications of interest for APG (including the party who remained interested as of May 19) and to state the date until which the APG Strategy Committee is able to consider superior offers.

  Please disclose how the board considered the terms of the sale of the Automation Products Group in its evaluation of the sale to Omron.

  In response to the Staff's comment, the disclosure on page 21 of Amendment No. 1 has been revised to disclose the board's consideration of how the terms of the sale of APG affected its evaluation of the merger with Omron.

  Opinion of Financial Advisor, page 24

  Please provide us a copy of all written material that the financial advisor provided the board and its committees.

  The Company respectfully advises the Staff that, concurrently with the filing of this comment response letter, it is submitting a separate letter to address Staff Comment #15.

  Please clarify the relevance of the figures at the top of page 28, on pages 29 and 30.

  In response to the Staff's comment, pages 28 through 31 of Amendment No. 1 have been revised to clarify the relevance of such figures.

  Please disclose the criteria that the financial advisor used to select comparable companies and transactions. Explain whether the advisor analyzed all companies that satisfy those criteria.

  In response to the Staff's comment, pages 29 and 30 of Amendment No. 1 have been revised to disclose the criteria used to select comparable companies and transactions. As discussed therein, not all comparable companies and transactions satisfying those criteria were selected.

  Please disclose why the financial advisor used different criteria for selecting historical financial results for different companies as explained in the paragraph after the bullet list on page 29.

  In response to the Staff's comment, page 29 of Amendment No. 1 has been revised to explain the difference in periods of financial results used.

  Please expand the disclosure on page 31 to quantify the amount that is 5% of the aggregate consideration over $90 million.

  In response to the Staff's comment, a statement of the total estimated fee has been added on page 32 of Amendment No. 1.

  Employment Offers, page 32

  Please disclose the terms of the offers and how the compensation will differ from the current compensation of these individuals.

  In response to the Staff's comment, a discussion of the terms of the offers and a comparison to current compensation levels has been added on page 33 of Amendment No. 1.

  Annex B

  We note that The Spartan Group opinion seeks to limit the use and benefit only to the board of directors and states that it does not confer rights or remedies upon any person other than the board. This appears to be inconsistent with the balance of your disclosure addressing the fairness to shareholders from a financial perspective. Revise to delete any portion of the fairness opinion that disclaims responsibility to shareholders or, alternatively, add an explanation as provided by the guidance in section II.D.1 of the Division's November 2000 Current Issues Outline.

  In response to the Staff's comment, The Spartan Group has revised its fairness opinion which is attached as Annex B to the proxy statement.

  We note that the financial advisor's consent in the third-to-last paragraph is based on disclosure being acceptable to the advisor and its counsel. In your document, please disclose whether this condition has been satisfied.

  In response to the Staff's comment, a statement has been added to Amendment No. 1 on page 25 to disclose that this condition has been satisfied.

  Proxy Card

  Please tell us why the proxy card does not provide shareholders an opportunity to vote on each matter identified on the notice to your shareholders.

In response to the Staff's comment, the notice to shareholders and relevant pages of the proxy statement have been revised to provide that the sole purpose of the special meeting is for the shareholders to consider and vote on a proposal to adopt and approve the merger agreement and the merger.

Should the Staff have any additional comments or questions, please direct them to me or Patrick J. Schultheis of this office. We can be reached at (206) 883-2500.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Drew G. Markham

cc: Scientific Technologies Incorporated
       Joseph J. Lazzara, Chief Executive Officer
       Richard O. Faria, Chief Financial Officer

       Wilson Sonsini Goodrich & Rosati, P.C.
       Patrick J. Schultheis, Esq.
       Robert F. Kornegay, Esq.

Exhibit A

In connection with the letter dated July 6, 2006 of Scientific Technologies Incorporated to the Staff of the Securities and Exchange Commission relating to the Preliminary Proxy on Schedule 14A filed May 22, 2006, the undersigned hereby acknowledges the following:

*    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Joseph J. Lazzara
 Joseph J. Lazzara
President and Chief Executive Officer